JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

December 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Jabil Circuit, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2016
Filed October 20, 2016
File No. 001-14063

Dear Ms. Collins:

On behalf of Jabil Circuit, Inc. (“Jabil” or the “Company”), I am writing in response to the comments set forth in your letter dated December 5, 2016 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), each of the Staff’s comments is repeated below, along with Jabil’s response to each comment set forth immediately following the comment.

Comment 1

General

1.	On page 2 you identify Cisco Systems, Inc. and LM Ericsson Telephone Company as among your largest customers. We are aware of publicly available information indicating that each of these companies may sell its products into Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, customers or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Securities and Exchange Commission

December 16, 2016

Response to Comment 1

The Company has no known past, current, or anticipated contacts with Sudan or Syria, whether through customers, subsidiaries, or other direct or indirect arrangements. To its knowledge, the Company also has not directly or indirectly provided any goods, technology, or services to Sudan or Syria and has not had any agreements, arrangements, or other contacts with the governments of those countries or entities they control. The Company conducts its business in compliance with all applicable U.S. sanctions and export control laws and regulations, including those relating to sanctioned countries designated by the U.S. State Department as state sponsors of terrorism. The Company has compliance policies in place which prohibit engaging in business with such sanctioned countries.

Comment 2

General

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response to Comment 2

As set forth in the response to Comment 1 above, the Company has no known direct or indirect, past, current, or anticipated contacts with Sudan or Syria.

Comment 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-U.S. GAAP Core Financial Measures, page 40

3.	We note that the adjustments to arrive at core earnings are presented “net of tax.” Please present the income tax effects of your non-GAAP adjustments as a separate adjustment. In addition explain to us and in future filings include a discussion of how you calculated the tax effects of your non-GAAP adjustments. See Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Securities and Exchange Commission

December 16, 2016

Response to Comment 3

The following table presents the income tax effects of the non-GAAP adjustments for the fiscal years ended August 31, 2016, 2015 and 2014:

	Fiscal Year Ended August 31,
	2016	2015	2014
Net income attributable to Jabil Circuit, Inc. (U.S. GAAP)	$254,095	$284,019	$241,313
Amortization of intangibles	37,121	24,449	23,857
Stock-based compensation expense and related charges	58,997	62,563	8,994
Restructuring and related charges	11,369	33,066	85,369
Distressed customer charges	—	—	15,113
Acquisition costs and certain purchase accounting adjustments	—	(5,480)	—
Loss on disposal of subsidiaries	—	—	7,962
Adjustments for taxes	(2,483)	(1,020)	(30,631	)(a)
Loss (income) from discontinued operations, net of tax	—	7,698	(20,554)
Loss (gain) on sale of discontinued operations, net of tax	—	875	(223,299)

Core earnings (Non-U.S. GAAP)	$359,099	$406,170	$108,124

(a)	The Adjustments for taxes for the fiscal year ended August 31, 2014 includes a $3.1 million tax benefit for amortization of intangibles, $1.1 million tax benefit for stock-based compensation expense and related charges, $12.5 million tax benefit for restructuring and related charges, $4.8 million tax benefit relating to distressed customer charges and a $9.1 million tax benefit related to the partial release of the U.S. valuation allowance due to the U.S. deferred tax liabilities from the Nypro acquisition, which represent future sources of taxable income to support the realization of the deferred tax assets.

The tax effect of the non-GAAP adjustments was calculated based upon evaluation of the statutory tax treatment and the applicable statutory tax rate based in each jurisdiction in which such charges were incurred. In certain jurisdictions, the Company does not expect to realize a benefit for certain charges due to a history of operating losses or other factors resulting in a valuation allowance related to deferred tax assets. This expectation would not be affected by the non-GAAP adjustments. In these jurisdictions, a 0% tax rate was used.

The Company acknowledges the Staff’s comment in relation to future filings and as you may note, in our most recent earnings release (furnished as Exhibit 99.1 to our Current Report on Form 8-K filed on December 15, 2016), we presented the income tax effects of our non-GAAP adjustments as a separate line item in our reconciliation of core earnings. We will continue to provide such reconciliation in future presentations in instances where core earnings is presented and will explain how we calculate the tax effects of our non-GAAP adjustments.

Securities and Exchange Commission

December 16, 2016

Comment 4

Index to Consolidated Financial Statements and Schedule

Notes to Consolidated Financial Statements

Note 5. Income Taxes, page 69

4.	Please tell us what consideration you gave to providing a further quantitative breakdown of the “Other, net” category in the income tax rate reconciliation schedule pursuant to Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-12.

Response to Comment 4

The Company, in preparing Note 5.a. – “Provision for Income Taxes” to the Consolidated Financial Statements in the Form 10-K for the fiscal year ended August 31, 2016, considered the requirements of Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-12. Reconciling items that are individually less than 5% of the amount computed by multiplying the income before tax by the statutory federal tax rate may be aggregated in the reconciliation. In the income tax reconciliation schedule for the fiscal years ended August 31, 2016 and 2015, the “Other, net” categories includes numerous individually insignificant items none of which exceeded the above-described threshold, were significant to the Company’s trend of earnings, or were otherwise significant for separate disclosure. In the income tax reconciliation schedule for the fiscal year ended August 31, 2014, the “Other, net” category includes numerous individually insignificant items including one $1.5 million item that marginally exceeded the above-described threshold ($1.3 million) due to our significantly reduced earnings that fiscal year. This item was evaluated when the footnote was originally prepared and was determined to be insignificant in the context of the Consolidated Financial Statements. Accordingly, the Company concluded that none of the reconciling items in the “Other, net” category were material, were significant to the Company’s trend of earnings, or were otherwise significant for separate disclosure for the year ended August 31, 2014. The Company believes it appropriately presented all items in the “Other, net” category.

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Jabil acknowledges the following:

•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

December 16, 2016

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jabil believes that the foregoing responds fully to each of the questions in the Staff’s December 5, 2016 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted,

JABIL CIRCUIT, INC.

By:	/s/ FORBES I.J. ALEXANDER
Forbes I.J. Alexander
Chief Financial Officer

cc:	Mark T. Mondello, Chief Executive Officer, Jabil Circuit, Inc.

Robert L. Katz, Executive Vice President, General Counsel and Corporate Secretary,

Jabil Circuit, Inc.

Randall T. Duncan, Partner, Ernst & Young LLP